Goldman Sachs & Co. LLC

200 West Street, New York New York 10282

Deutsche Bank Securities Inc.

60 Wall Street, New York, New York 10005

February 14, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mail Stop 3561
Washington, D.C. 20549

Attention: Laura Nicholson

Re:	DFB Healthcare Acquisitions Corp. Registration Statement on Form S-1 (File No. 333-222376)

Dear Ms. Nicholson:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of DFB Healthcare Acquisitions Corp. that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 pm EST on February 15, 2018 or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

i.                  Dates of distribution: February 7, 2018 through the date hereof.

ii.               Number of prospectuses distributed: a total of approximately 2100 copies of the preliminary prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

iii.            We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

GOLDMAN SACHS & CO. LLC

/s/ Elizabeth Word
Name: Elizabeth Word
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

/s/ Francis Windels
Name:	Francis Windels
Title:	Managing Director

/s/ Jennifer Sheng
Name:	Jennifer Sheng
Title:	Managing Director

[Signature Page to the Underwriters’ Acceleration Request]